Advocat

June 8, 2005

Mr. Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 0407
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Advocat Inc.
Form 10-K for the fiscal year ended December 31, 2004
Filed March 29, 2005
File No. 001-12996

Dear Mr. Spirgel:

This is written in response to the request made during our telephone conference on May 26, 2005, to provide some illustration of the accounting followed by Advocat Inc. with regard to capital expenditures required by the master lease with Omega. Reference is made to our letter to you dated May 2, 2005.

The Omega Master Lease requires the Company to fund capital expenditures related to the leased facilities totaling $1,000,000 during the first two years of the initial lease term. The Company is also required to fund annual capital expenditures equal to $325 per licensed bed over the initial lease term (annual required capital expenditures of $994,000), with annual increases in the per bed requirement based on increases in the CPI. Total required minimum capital expenditures over the initial lease term are $10,940,000. For the reasons noted in our original response, the Company has consistently accounted for the cost of the required improvements on the same basis as the accounting treatment described in SFAS 13 for minimum rentals, and has charged the committed capital improvements to expense straight-line over the lease term.

The following illustrates the Company’s accounting for property under this requirement.

At the time of the restructuring of the lease, the Company’s net fixed assets recorded in connection with the leased properties totaled $6,348,000. Excluding computer equipment and other short-lived assets reduces this total to $4,994,000, leaving a group of leasehold improvements to be depreciated over the lease term, 10 years. The required minimum capital expenditures at lease inception were $10,940,000, as described in our earlier letter. Together, these amounts total to a total asset base of $15,934,000 to be depreciated over the lease term.

ILLUSTRATION FOR INITIAL LEASE YEAR

Assume that in lease year one, assets totaling $1,000,000 were purchased, and that all such assets related to leasehold improvements with a 10 year life. The Company would record the following journal entries:

     1. Record the purchase of assets –

Leasehold Improvements	$1,000,000
Cash	$1,000,000

     2. Record “normal” depreciation on assets actually purchased or already in service–

Depreciation expense	$100,000
Accumulated Depreciation	$100,000

($1,000,000 cost, 10 year life, and assumes a full year’s expense for purposes of illustration)

Depreciation expense	$499,400
Accumulated Depreciation	$499,400

(existing assets totaled $4,994,000, and for purposes of illustration, a life of 10 years is assumed)

Memo: total depreciation recorded = $599,400

These depreciation amounts are simplified for purposes of the illustration. The actual depreciation recorded by the Company is based on amounts determined by its fixed asset system and takes into consideration actual useful life (to the extent less than lease term), date purchased, etc.

     3. Record “additional” depreciation for required capital expenditures-

Asset base to depreciate over 10 years	$15,934,000
(existing assets plus required future
capital expenditures – see above)

Lease term	10 years

Annual depreciation required	$1,593,400
Less depreciation recorded on assets in service	599,400

Difference = additional depreciation	$994,000

Depreciation expense	$994,000
Reserve for depreciation of required expenditures	994,000

The net book value of leasehold improvements at the end of the first lease year is computed below:

Net book value at start of year	$4,994,000
Assets purchased	1,000,000
Depreciation recorded	(1,593,400)

Net book value of assets at year end	$4,400,600

IMPACTS IN SUBSEQUENT LEASE YEARS

Note that the Company records depreciation over the estimated useful life of the property, not to exceed the lease term for assets in use at these leased properties. To date, the Company has not assumed renewal of the lease at the expiration of the initial lease term, and each year, reduces the maximum useful life applicable to assets in use at these leased facilities. During the second lease year, the maximum life for assets purchased would be nine years, decreasing to 8 years in the third lease year, and so forth.

The effect of these decreasing useful lives is that all assets will be fully depreciated at the end of the lease term. At some point in the last half of the lease, the effects of these reduced lives will increase depreciation expense on assets in service to the point where the recorded depreciation expense begins to exceed the straight-line benchmark of $1,593,400 in the illustration above. For example, assume that depreciation expense on assets purchased and placed into service, including assets on hand at the start of the lease, totaled $2,000,000. The entries required to record depreciation expense would be as follows:

     1. Record depreciation on assets in service –

Depreciation expense	$2,000,000
Accumulated depreciation	$2,000,000

     2. Record adjustment for required capital expenditures –

Required annual depreciation expense	$1,593,400
Less depreciation recorded	(2,000,000)

Adjustment	(406,600)

Reserve for depreciation of required expenditures	$406,600
Depreciation expense	$406,600

Such reversals of depreciation expense would continue until “additional depreciation” recorded in early years had been completely reversed. At that point, the Reserve for depreciation of required expenditures left on the books would be reduced to zero, accumulated depreciation would represent the required depreciation for assets actually in service, and such adjustments to depreciation would no longer be necessary.

In practice, the Company makes one additional adjustment to this computation to take into consideration the effects of depreciable assets with lives shorter than the remaining lease term, resulting in recording depreciation over the shorter of useful life or remaining lease term. Purchases of short-lived equipment, such as computer equipment, have the effect of increasing the “annual depreciation requirement” above the basic level of $1,593,400 illustrated above.

The spending requirement is measured on a cumulative basis, and any “overspending” in a current period counts toward the requirements in future periods. The Company does not consider any excess spending in its computation of depreciation adjustments. Spending above the cumulative minimum requirement will lead to additional depreciation expense, with assets being depreciated over the shorter of useful life or remaining lease term.

In future periods, the Company will continue to follow this approach. Should the Company be in a position to exercise its renewal option, it will be necessary to adjust depreciation lives to include the renewal period. This will also introduce a new period of required capital expenditures for the renewal, and trigger a new computation of depreciation expense.

Advocat is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me or William R. Council, Chief Executive Officer at (615) 771-7575 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

/s/ L. Glynn Riddle

L. Glynn Riddle
Chief Financial Officer